

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 14, 2018

Christopher B. Ferguson
Chief Executive Officer
XSpand Products Lab, Inc.
4030 Skyron Drive, Suite F
Doylestown, PA 18902

Re: XSpand Products Lab, Inc.
Offering Statement on Form 1-A
Filed March 1, 2018
File No. 024-10809

Dear Mr. Ferguson:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2018 letter.

General

1. We note that in some sections of your offering circular you state that you plan to apply to list your shares on Nasdaq and in other sections you state that you have already applied to list on Nasdaq. We also note your statements that you intend to list on Nasdaq when the "[o]ffering is completed" on page 5, "upon the qualification" of the offering on page 49 and when the "[o]ffering is terminated" on page 52. Please revise your statements relating to the timing of Nasdaq listing for consistency.

Use of Proceeds, page 18

2. We note your response to prior comment 5. Please revise to include the disclosure required by Instruction 6 to Item 504 of Regulation S-K in this section.

Investment Limitations for Trading on the OTC Markets, page 53

3. We note your response to prior comment 2 and we reissue in part. Please remove the phrase "in the case of trading on the over-the-counter markets" from the second and third paragraphs of this section.

Financial Statements

September 30, 2017 Interim Financial Statements

Condensed Consolidated Statements of Operations, page F-19

4. We note your response to prior comment 12 that you do not believe SAB Topic 1.B.3 is applicable considering that the dividend has already been reflected in the financial statements. However, please note that if a distribution to owners, regardless of whether it is declared or whether it is reflected already in the balance sheet, is considered to be paid out of proceeds of the offering to the extent it exceeds current year earnings and retained earnings, pro forma per share data should be presented for the latest year and interim period. In this regard, given that the dividend was significantly in excess of your earnings for the nine months ended September 30, 2017, it appears that the distribution will be paid out of proceeds of the offering for an amount in excess of current year's earnings and retained earnings. Therefore, as originally requested, please present pro forma per share data to give effect to the additional number of shares whose proceeds would be necessary to pay the excess distribution to the extent that the earning per share impact is material. The number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering. Please confirm your understanding and revise, as appropriate.

Signatures

5. It appears that your offering statement is unsigned. Please include conformed signatures in your next amendment.

Consent

6. Please include a currently dated consent of the independent registered public accountant in the next amendment of your Form 1-A and prior to it becoming qualified.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Heather Clark at (202) 551-3624 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Marc Adesso, Esq.
       Waller Lansden Dortch & Davis, LLP